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                     FORM 12b-25                      --------------------------
                                                           SEC FILE NUMBER
                                                               0-25357
            NOTIFICATION OF LATE FILING.                   ---------------
                                                             CUSIP NUMBER
                                                             89490A-10-7
(Check One):                                               ---------------

[X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For period ended: March 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:_______________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full name of registrant:              TravelNow.com Inc.

Former name if applicable             Sentry Accounting Inc.

Address of Principal Executive
Office (Street and Number)
City, State and Zip Code:             318 Park Central East-Suite 306
                                      Springfield, Missouri  65806

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b25(b), the following should be completed (Check box if appropriate)

    |(a)  The reasons described in reasonable detail in Part II of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
    |(b)  The subject annual report, semi-annual report, transition report on
    |     Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof
    |     will be filed on or before the fifteenth calendar day following the
[X] |     prescribed due date; or the subject quarterly report or transition
    |     report on Form 10-Q, or portion thereof will be filed on or before the
    |     fifth calendar day following the prescribed due date; and
    |
    |(c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.

PART III - NARRATIVE.

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

(Attach Extra Sheets if Needed)
Potential persons who are to respond tot he collectionof information contained in this form are not required to respond unless the form displays a curently valid OMB control number.

The TravelNow.com Inc. Form 10-KSB for the year ended March 31, 2000 is essentially complete. However, the filing of this Form 10-KSB within the prescribed time period might not be possible due to two factors: (1) the timing of the audited financial statement opinion and audit firm review of the 10-KSB, and (2) preparation of amended Form 8-K, Form 10-KSB and Form 10-QSB's to incorporate changes in accounting for the current fiscal year. These amended filings and the current 10-KSB are expected to be filed with the 15 day extension period.

PART IV - OTHER INFORMATION.

(1) Name and telephone number of person to contact in regard to this notification:

H. Whit Ehrler                     417                      864-3600
--------------------------------------------------------------------------------
Name                            (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               TravelNow.com Inc.
                        ---------------------------------
                (Name of registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  6/26/2000                          By: /s/ H. Whit Ehrler
--------------------                      -------------------------
                                          Whit Ehrler, Chief Financial Officer